May 7, 2025

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	EGH Acquisition Corp.
Registration Statement on Form S-1, as amended
File No. 333-286583

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of EGH Acquisition Corp. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on Thursday, May 8, 2025, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we distributed to each underwriter or dealer who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated May 1, 2025 (the “Preliminary Prospectus”) as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

COHEN AND COMPANY CAPITAL MARKETS, A DIVISION OF J.V.B. FINANCIAL GROUP, LLC

By:
	Name:	Jerry Serowik
	Title:	Senior Managing Director, Head of Capital Markets

SEAPORT GLOBAL SECURITIES LLC

By:
	Name:	Jack Mascone
	Title:	Head of Capital Markets

As Representatives of the several underwriters

cc:	Bill Nelson, Allen Overy Shearman Sterling US LLP
Taylor Landry, Allen Overy Shearman Sterling US LLP

[Signature Page to Acceleration Request Letter]